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                                                                 Exhibit (a)(21)

To:  Portal Employees
From:  Mitch Gaynor
Subject: Additional Changes to Option Exchange Program and Changes for Foreign Optionees
Date:  August 1, 2001

Please note the following additional changes to the Option Exchange Offer. These additions are in response to some comments from the SEC and some additional information regarding foreign tax and legal requirements in certain countries.

Please remember that the deadline for submitting your executed Election Form is 11:59 p.m. Pacific Daylight Time, Saturday, August 4, 2001.

 .  Changes for all Optionees
   -------------------------


     At the request of the SEC, we have made a few amendments to the Offer to Exchange and other exhibits to the Schedule TO filed with the SEC and previously distributed to you in connection with the Option Exchange Program. Please be advised that the Company has revised the first sentence of the first paragraph of Section 6 to the Offer to Exchange to state that it intends to accept for exchange the returned Eligible Options and Required Options promptly after the Expiration Date. In addition, paragraphs (c)(6) and c(8) of Section 7 of the Offer to Exchange have been deleted. The Company has amended both the Election Form and the Change of Election Form. Finally, the Company has included a Form of Notice to Tendering Option Holders as a new exhibit to the Schedule TO.

 .  Changes for Foreign Optionees (see attached revised Addenda for more detail):
   -----------------------------------------------------------------------------


Hong Kong: Please note that the Addendum has been revised to reflect that we are no longer imposing a requirement on the optionee to hold New Option shares for 6 months before being able to sell such shares.

Australia: Please note that the Addendum has been revised to reflect that if you surrender your Eligible Options and Required Options pursuant to the terms of the Offer, you will be deemed to have disposed of your Eligible Options and Required Options as consideration for the right to receive New Options. You may be subject to taxation on the exercise of the New Options and/or capital gains tax on the sale of the shares acquired upon the exercise of the New Options. However, the tax payable on account of the option exchange may result in a reduction of the tax payable on the exercise of the New Options or the sale of the shares acquired upon the exercise of the New Options.

Canada: Please note that the Addendum has been revised to reflect that, although it is not clear, it appears that the tender of Eligible Options and Required Options and the subsequent grant of New Options will not be a taxable event under the Income Tax Act. However, the manner in which the Canada Customs and Revenue Agency will treat this transaction is not certain. It is possible that: (i) a tax-neutral rollover would be available; (ii) the value of the New Options would be required to be included in your income; or (iii) the Eligible Options and Required Options would be considered to be repriced options, resulting in the loss of the preferential 50%
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tax deduction and stock option tax deferral treatment ordinarily available upon the exercise of stock options.

France: Please note that the Addendum has been revised to reflect that you may exercise your options 1 year after the date of grant provided that you do not sell such option shares until 4 years from the date of grant. We have also extended the period you may exercise options your new options to the later of 3 months from your termination date or 4 years from the date of grant.


Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the Offer.

If you have any questions regarding the amendments mentioned above or the Offer to Exchange, please contact me, Sabiha Chunawala, Loree Farrar, Dena Priolo or your HR representative.